VOYA LETTERHEAD

U.S. LEGAL/PRODUCT FILING UNIT

ONE ORANGE WAY, C2N

WINDSOR, CT 06095-4774

J. NEIL MCMURDIE

SENIOR COUNSEL

PHONE:  (860) 580-2824  |  EMAIL:  NEIL.MCMURDIE@VOYA.COM

                                                                                                                                                                BY EDGARLINK

April 26, 2016

Securities and Exchange Commission

100 F. Street, NE

Washington, DC  20549

Attention: Filing Desk

Re:	Voya Retirement Insurance and Annuity Company Registration Statement on Form S-3 Prospectus Title: Guaranteed Accumulation Account File No.: 333-210551

Ladies and Gentlemen:

On behalf of Voya Retirement Insurance and Annuity Company (the “Company”) and under the Securities Act of 1933 (the “1933 Act”), on April 1, 2016, we submitted for filing a new Registration Statement on Form S-3 with respect to the Company’s Guaranteed Accumulation Account (the “Account”).  The Account is a non-unitized separate account with a market value adjustment feature that is available as an investment option under many of the Company’s variable annuity contracts.  The purpose of that filing was to update Company information and to register additional securities of the Account.

When we filed the new Registration statement we also filed an acceleration request under Rule 461 of the 1933 Act and asked that the new Registration Statement be declared effective on May 1, 2016.  Subsequently, we also filed a Delaying Amendment to ensure that the new Registration Statement would not go effective on the 20th day after filing under Rule 8(a) of the 1933 Act.

Because May 1, 2016, is a Sunday and the SEC staff cannot accelerate the effectiveness of the new Registration Statement on that day, we hereby request that our initial acceleration request be amended so that the new Registration Statement be declared effective on Friday, April 29, 2016.

If you have any questions or concerns about the forgoing, please do not hesitate to call me at (860) 580-2824.

Very truly yours,

/s/ J. Neil McMurdie

J. Neil McMurdie

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